

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 8, 2007

Robert Castaigne
Chief Financial Officer
Total S.A.
2, Place de la Coupole
La Défense 6
92078 Paris La Défense Cedex, France

      Re: **Total S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              Filed April 10, 2007
              File No. 1-10888

Dear Mr. Castaigne:

      We have completed our review of your 2006 Form 20-F, and do not, at this time, have any further comments.

                      Sincerely,

                      Jill Davis
                      Branch Chief